

February 8, 2016

Mail Stop 4561

Jeff Lawson
Chief Executive Officer
Twilio Inc.
645 Harrison Street, Third Floor
San Francisco, California 94107

      Re: Twilio Inc.
            Amendment No. 2 to Confidential Draft Registration Statement on
            Form S-1
            Submitted January 20, 2016
            CIK No. 0001447669

Dear Mr. Lawson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to the letter dated January 8, 2016.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Growth Strategy, page 6

1.   You state that during the three months ended September 30, 2015, you generated revenue from over 85,000 customers. Tell us how this compares to the number of Active Customers as discussed elsewhere throughout the filing. For instance, to the extent that the majority of these 85,000 customers contributed less than $5 per month of revenue, please revise your disclosures to indicate as such.

Risk Factors

We may be subject to governmental export controls and economic sanctions…, page 38

2.   We note your response to comment 3 in our letter dated January 8, 2016, that individuals in Iran, Syria and Sudan accessed your services and that your software products may have been exported to those countries. We note also that your website provides pricing information for local phone connectivity, SIP interface and other services for Iran, Syria and Sudan. Iran, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form S-1 does not include disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided into Iran, Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

3.   Please discuss the materiality of any contacts with Iran, Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 65

4.   We note your revised disclosure on page 68 in response to prior comment 4. We believe you should also disclose, as previously requested, that you have not determined when you expect to achieve profitability as such an uncertainty could be important to investors in understanding management's expectations for the future. Please advise or revise. We refer you to Section III.B.3 of SEC Release No. 33-8350.

Business

Our Growth Strategy, page 104

5.   Your response to prior comment 9 indicates that ISVs are typically an end customer of the company and therefore, you invoice each ISV directly in aggregate for all of its usage. In your response to comment 17 in your letter dated December 17, 2015 you indicated that you do not separately track revenue generated from your relationships with ISVs. Please explain this apparent inconsistency, as it would seem that if you invoice each ISV directly for all of its usage you would be able to track revenue generated from the ISVs.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

                                Sincerely,

                                /s/ Barbara C. Jacobs

                                Barbara C. Jacobs
                                Assistant Director
                                Office of Information
                                Technologies and Services

cc: Rezwan Pavri, Esq.
        Goodwin Proctor LLP